centrica
taking care of the essentials

82-4578

RECEIVED
2006 JUN -8 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	8 June, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

A recently released Stock Exchange Announcement follows.


06014225

Secretariat

dw 6/8

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

8 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica tax update

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

8 June, 2006

Centrica tax update

On 6 June 2006 Her Majesty's Revenue and Customs introduced new legislation as part of this year's Finance Bill. The direct impact of this change is a potential increase in Centrica's forecast tax charge for 2006 and a corresponding negative impact to earnings of around 1p per share. The company is seeking to mitigate this earnings impact.

This does not affect the underlying performance of the business.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085

